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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                      NATIONAL DISCOUNT BROKERS GROUP, INC.
               ---------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   635646-10-2
               ---------------------------------------------------
                                 (CUSIP Number)

                                  ARTHUR KONTOS
                      NATIONAL DISCOUNT BROKERS GROUP, INC.
                            10 EXCHANGE PLACE CENTRE,
                              JERSEY CITY, NJ 07302
                                 (201) 946-2200
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 21, 2000
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 635646-10-2

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Arthur Kontos
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |X|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
                                       PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                           |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America
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                                   7      SOLE VOTING POWER
          NUMBER OF
                                                        197,387 Shares

                                ----------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER

                                                        0  Shares

                                ----------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                                        197,387 Shares
             PERSON
                                ----------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
             WITH
                                                        0 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                197,387 Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.9%
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TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                  This Amendment No. 8, dated as of November 22, 2000 (this "AMENDMENT"), to a Schedule 13D filed by Arthur Kontos (as previously amended, the "SCHEDULE 13D"), relates to the shares of common stock, par value $.01 per share (the "COMMON STOCK"), of National Discount Brokers Group, Inc. (the "ISSUER") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

                  The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         In connection with the tender offer by Deutsche Acquisition Corp. ("DAC"), a wholly owned subsidiary of Deutsche Bank AG, to acquire all of the outstanding shares of Common Stock of the Company at a price per share of $49.00, Mr. Kontos, in his individual capacity and on behalf of Ms. Vickie Kontos, The Arthur Kontos Foundation, and certain limited partnerships of which Mr. Kontos is the general partner, validly tendered to DAC an aggregate of 2,689,613 shares of Common Stock (the "TENDERED SHARES"), consisting of 1,357,854 shares of Common Stock owned directly by Mr. Kontos, 453,197 shares of Common Stock owned by Vickie Kontos, 125,000 shares of Common Stock owned by The Arthur Kontos Foundation and 753,562 shares of Common Stock owned by limited partnerships of which Mr. Kontos is the general partner and Mr. Kontos' children are sole limited partners, thereby reducing the aggregate amount of Common Stock that Mr. Kontos beneficially owns to 197,387 shares of Common Stock issuable to Mr. Kontos upon the exercise of vested stock options, representing approximately 0.9% of the outstanding shares of Common Stock of the Company. The Tendered Shares were accepted by DAC as of Midnight, New York City time on November 21, 2000, pursuant to the terms and conditions set forth in the Offer to Purchase, dated October 24, 2000 (as amended), which was filed with the Securities and Exchange Commission by DAC and mailed to stockholders of the Company. From and after the effective time of this sale, Mr. Kontos is not the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company, and therefore is no longer required to file a Statement on Schedule 13D with respect to the Common Stock of the Company pursuant to Rule 13d-1 of the Exchange Act.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 22, 2000                              /s/ Arthur Kontos
                                                     ------------------
                                                     Arthur Kontos





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